P-Com, Inc.
3175 S. Winchester Boulevard
Campbell, CA 95008

April 29, 2005

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	P-Com, Inc. Request for Withdrawal of Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-111405)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, P-Com, Inc., a Delaware corporation (the "Company"), hereby requests withdrawal of its Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-111405) ("Post-Effective Amendment No. 1") filed with the Securities and Exchange Commission on January 28, 2005.

The reason for such withdrawal is that Post-Effective Amendment No. 1 was filed, in part, for the purpose of registering additional shares and, therefore, was incorrectly filed as a post-effective amendment. No securities were sold in connection with Post-Effective Amendment No. 1. The Company plans to file a new registration statement on Form S-2 for the purpose of registering the additional shares discussed in Post-Effective Amendment No. 1.

If you should have any questions regarding this request for withdrawal, please do not hesitate to contact Bill Manierre of Sheppard, Mullin, Richter & Hampton, the Company's outside counsel, at (415) 774-3283.

Very truly yours,

P-COM, Inc.

By:	/s/ Daniel W. Rumsey
Daniel W. Rumsey Chief Restructuring Officer